SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                           Commission File Number 333-58223


                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: March 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant DIAMOND BRANDS OPERATING CORP.

Address of principal executive office (Street and number)  1800 CLOQUET AVENUE

City, State and Zip Code   CLOQUET, MINNESOTA  55720


                                  PART II
                          RULE 12b-25 (b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      {   (a)    The reasons described in reasonable detail in Part III of
      {          this form could not be eliminated without unreasonable
      {          effort or expense;
      {
      {   (b)    The subject annual report, semi-annual report, transition
      {          report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
( )   {          thereof will be filed on or before the 15th calendar day
      {          following the prescribed due date; or the subject quarterly
      {          report or transition report on Form 10-Q, or portion thereof
      {          will be filed on or before the fifth calendar day following
      {          the prescribed due date; and
      {
      {   (c)    The accountant's statement or other exhibit required by Rule
      {          12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         As of March 31, 2001, Diamond Brands Operating Corp. (the "Operating Company") was in default under its senior secured credit agreement and the revolving credit facility thereunder was fully drawn. As of May 15, 2001, the Operating Company and Diamond Brands Incorporated ("DBI"), the holding company for the Operating Company, were in default under their respective indentures as a result of the Operating Company's default on an April 15, 2001, payment under its indenture. The Operating Company is currently in discussions with its senior lenders regarding a restructuring of the Operating Company. There can be no assurance that the Operating Company and such lenders will reach an agreement with respect to such a restructuring. In light of these circumstances, the Operating Company has been unable to prepare financial statements for its quarterly report on Form 10-Q for the period ended March 31, 2001.


                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         William L. Olson                   (218)             879-6700
             (Name)                      (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                        (  ) Yes   (X) No

         The Operating Company has not filed its annual report on Form 10-K for the period ended December 31, 2000.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        (X) Yes   (  ) No

         The following estimates are based on our financial statements which have not been finalized. The Operating Company's consolidated net sales for the three month period ended March 31, 2001, were approximately $21.4 million, a decrease of approximately 9% from the comparable period 2000 three month period. Operating income for the three month period ended March 31, 2001, was approximately $2.1 million compared to operating income of $4.8 million in the comparable 2000 three month period. These results reflect trends similar to those seen in the Operating Company's fourth fiscal quarter ended December 31, 2000.

         The Operating Company's consolidated interest expense for the three month period ended March 31, 2001, was approximately $4.7 million compared to $4.3 million in the comparable 2000 three month period, the increase is the result of higher debt levels for the 2001 period compared to the 2000 period.


                       DIAMOND BRANDS OPERATING CORP.
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: May 16, 2001               By: /s/ Naresh K. Nakra
                                              -----------------------
                                          Name:  Naresh K. Nakra
                                          Title: President, Chief Executive
                                                 Officer